Exhibit 21. Subsidiaries of Nationwide Life Insurance Company
Following is a list of the subsidiaries of Nationwide Life Insurance Company. Ownership is indicated through indentation. Each subsidiary is wholly-owned by the parent company immediately preceding it. (For example, Olentangy Reinsurance, LLC is wholly-owned by Nationwide Life and Annuity Insurance Company.)
Company	Jurisdiction of Domicile
Nationwide Life Insurance Company	Ohio
Nationwide Life and Annuity Insurance Company	Ohio
Olentangy Reinsurance, LLC	Vermont
Nationwide Investment Services Corporation	Oklahoma
Nationwide Financial Assignment Company	Ohio
Nationwide Investment Advisors, LLC	Ohio
Life Reo Holdings, LLC	Ohio
Eagle Captive Reinsurance, LLC	Ohio